

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 4, 2016

Akhil Johri
Executive Vice President, Chief Financial Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

> **Re: United Technologies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 11, 2015**
> **File No. 001-00812**

Dear Mr. Johri:

We have reviewed your filing and your April 20, 2016 response to our comment letter. We have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

General

1. You stated in your letter to us dated January 15, 2014 that you sold products to entities in Sudan and Syria and provided services to the Syrian Embassy in Kuwait. Additionally, we note the disclosure on page 6 of the 10-K that sales to Airbus were 39% and 41% of your Pratt & Whitney segment's sales in 2015 and 2014, respectively. A spreadsheet on the Airbus website indicates that Sudan Airways and Syrian Air ordered, received deliveries of, and operated Airbus aircraft in March of this year.

   As you know, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your January 15, 2014 letter, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

You may contact Daniel Leslie at 202-551-3876 if you have any questions regarding the above comments. You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure